P.E. 2/14/02

02016009

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC PROCESSING SECTION FEB 19 2002 340

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period January 23 to February 14, 2002

ARC ENERGY TRUST

(Translation of registrant's name into English)

PROCESSED FEB 25 2002 THOMSON FINANCIAL

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)

(Address of principal executive officer)

(403) 503-8600

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ________ Form 40-F √______

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The following documents are included in this Form 6-K:

1. Press Release dated February 1, 2002.

2. Press Release dated February 5, 2002.

3. Press Release dated February 8, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 14, 2002

ARC ENERGY TRUST
by ARC Resources Ltd.

By: *"Allan R. Twa"*
Allan R. Twa
Secretary

1

PRESS RELEASE
FOR IMMEDIATE RELEASE
February 1, 2002

CALGARY, February 1, 2002 (AET.UN and ARX – TSE) ARC Resources Ltd. along with the ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.19699 to 1.20783. Such increase will be effective on February 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
January 31, 2002	1.19699	$0.13	$11.9889	0.01084	February 15, 2002	1.20783

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

2

NEWS RELEASE

CALGARY, February 5, 2002 (AET.UN and ARX – TSE) ARC ENERGY TRUST ANNOUNCES TAXABLE AND TAX DEFERRED PORTIONS OF 2001 CASH DISTRIBUTIONS

ARC ENERGY TRUST (AET.UN) 2001 INCOME TAX INFORMATION

The information contained herein is based on ARC Energy Trust's understanding of the Income Tax Act (Canada) and the regulations thereunder. Unitholders should consult their own tax advisors with respect to their particular circumstances.

- ***Taxation of Cash Distributions:*** a) No amounts are to be reported for tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan or any other such registered plans (collectively referred to as "Pension Plans"). b) For cash distributions received by a Canadian resident outside of a Pension Plan, 68 per cent of 2001 payments are taxable, with the remaining 32 per cent being tax deferred and deemed a return of capital, as scheduled below.

Record Date	Payment Date	Taxable Amount (Box 26 Other income)	Tax Deferred Amount (Return of Capital)	Total Cash Distribution
December 31. 2000	January 15. 2001	$ 0.1700	$0.0800	$0.25
January 31, 2001	February 15, 2001	0.1360	0.0640	0.20
February 28, 2001	March 15, 2001	0.1360	0.0640	0.20
March 31, 2001	April 16, 2001	0.1360	0.0640	0.20
April 30, 2001	May 15, 2001	0.1496	0.0704	0.22
May 31, 2001	June 15, 2001	0.1496	0.0704	0.22
June 30, 2001	July 16, 2001	0.1496	0.0704	0.22
July 31, 2001	August 15, 2001	0.1360	0.0640	0.20
August 31, 2001	September 17, 2001	0.1360	0.0640	0.20
September 30, 2001	October 15, 2001	0.1360	0.0640	0.20
October 31, 2001	November 15, 2001	0.1020	0.0480	0.15
November 30, 2001	December 17, 2001	0.1020	0.0480	0.15
Total		**$ 1.6388**	**$ 0.7712**	**$ 2.41**

- ARC Energy Trust will issue a T3 Supplementary Slip to Registered Unitholders only for 2001 by no later than March 31, 2002.

- ***Tax upon the disposition of Royalty Trust Units:*** In most circumstances the return of capital distributions will reduce the Unitholder's cost base of their units. The cost base of the units is required in the calculation of a capital gain or capital loss (assuming the units are capital property of the Unitholder) upon the disposition of the Trust units. Unitholders should maintain a record of all distributions that are classified as partially or entirely a capital distribution while holding ARC Energy Trust units. *For investors in the $10.00 per unit initial public offering in July 1996 the cost base of units still held as at December 31, 2001, is $4.24 per unit taking into account all distributions to year-end 2001.*

- ***Estimate of Tax on 2002 Distributions:*** Cash distributions for 2002 are currently anticipated to be approximately 60 per cent to 65 per cent taxable with the remaining 35 per cent to 40 per cent classified as a return of capital. This is based upon current expectations of oil and natural gas prices, consequently actual results may be different.

- ***Legal Status of the Trust:*** ARC Energy Trust ("the Trust") is a legal entity and is subject to Canadian income tax on a similar basis to that of an individual. The Trust has a December 31 year-end and each year the Trust must perform an income tax calculation and allocate the taxable income to Unitholders of record for each payment date throughout the year.

- For further information please contact Janice Young, Manager, Investor Relations at Suite 2100, 440 – 2nd Avenue SW, Calgary, Alberta, Canada, T2P 5E9, Telephone (403) 509-6418, Toll Free (888) 272-4900 and Facsimile (403) 509-6417, Email jyoung@arcresources.com

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

3

NEWS RELEASE

ARC ENERGY TRUST ANNOUNCES 2001 FINANCIAL RESULTS AND YEAR-END 2001 RESERVE EVALUATION

CALGARY, February 8, 2002 (AET.UN and ARX – TSE) ARC Energy Trust ("the Trust") released today its financial results for the twelve month period ending December 31, 2001 as well as the results of its year-end reserve evaluation effective December 31, 2001.

2001 FINANCIAL RESULTS

	Three Months Ended December 31		Twelve Months Ended December 31	
($000s except per unit amounts)	**2001**	2000	**2001**	2000
FINANCIAL				
Revenue Before Royalties	**102,519**	106,374	**515,458**	316,270
Per Unit	**$0.87**	$1.54	**$5.05**	$4.97
Cash Flow	**49,032**	61,337	**260,270**	179,349
Per Unit	**$0.40**	$0.89	**$2.55**	$2.82
Net Income	**12,444**	41,752	**140,688**	110,872
Per Unit	**$0.08**	$0.61	**$1.38**	$1.74
Cash Distributions	**48,537**	42,789	**234,053**	128,958
Per Unit*	**$0.45**	$0.59	**$2.31**	$2.01
Working Capital	**5,805**	6,339	**5,805**	6,339
Long-Term Debt	**294,489**	115,068	**294,489**	115,068
Unitholders' Equity	**818,175**	482,255	**818,175**	482,255
OPERATING				
Production				
Crude Oil (Bbls/d)	**20,753**	12,748	**20,408**	11,528
Natural Gas (Mmcf/d)	**117.45**	86.26	**115.2**	77.2
Natural Gas Liquids (Bbls/d)	**3,706**	3,136	**3,511**	2,965
Oil Equivalent (Boe/d at 6:1)	**44,034**	30,261	**43,111**	27,355
Average Prices ($Cdn)				
Crude Oil ($/Bbl)	**27.33**	39.11	**31.70**	36.74
Natural Gas ($/Mcf)	**4.04**	6.46	**5.72**	4.48
Natural Gas Liquids ($/Bbl)	**22.20**	37.56	**31.03**	31.52
Oil Equivalent ($/Boe at 6:1)	**25.31**	38.78	**32.76**	31.59
Established (proved plus risked probable) reserves				
Crude Oil and NGL (Mbbl)			**114,243**	82,414
Natural Gas (Bcf)			**385.5**	286.4
Total (Mboe)			**178,495**	130,147

($000s except per unit amounts)	Three Months Ended December 31 **2001**	2000	Twelve Months Ended December 31 **2001**	2000
TRUST UNIT TRADING				
(based on daily closing)				
Prices ($)				
High	**12.10**	10.60	**13.50**	12.15
Low	**10.49**	11.65	**10.41**	8.45
Close	**12.10**	11.30	**12.10**	11.30
Average Daily Volume (thousands)	**316**	189	**414**	155
Weighted Average Units (thousands)	**108,585**	71,577	**101,979**	63,681
Trust Units Outstanding at Period End	**110,610**	72,524	**110,610**	72,524
Total Trust Units & Exchangeable Shares Outstanding at Period End**	**111,693**	72,524	**111,693**	72,524

* Based on number of trust units outstanding at each cash distribution date
**Includes outstanding exchangeable shares converted at the period end exchange ratio

Highlights for the year include:
- A 45 per cent increase in cash flow to a record $260 million
- A 15 per cent increase in distributions to a record $2.31 per unit
- A 58 per cent increase in production to 43,111 barrels of oil equivalent per day

Financial and Operating Performance

Production during 2001 averaged 43,111 barrels of oil equivalent (boe) per day, a 58 per cent increase over 2000 production of 27,355 boe per day. Oil production increased 77 per cent to 20,408 barrels per day, natural gas production increased 49 per cent to 115 million cubic feet per day and natural gas liquids production increased 18 per cent to 3,511 barrels per day. This substantial increase in production is primarily the result of the acquisition of Startech Energy Inc., which was closed on January 31, 2001.

As a result of significantly increased production and marginally higher commodity prices, revenue before royalties for the year increased 63 per cent to $515 million. Cash flow during the year increased 45 per cent to $260 million ($2.55 per unit) from $179 million in 2000. Average prices received by the Trust were $31.70 per bbl for oil, $5.72 per mcf for gas and $31.03 per bbl for natural gas liquids as compared to $36.74 per bbl for oil, $4.48 per mcf for gas and $31.52 per bbl for natural gas liquids in 2000. The 2001 prices include a hedging gain of $0.22 per mcf for gas and a loss of $1.30 per bbl on oil. On an oil equivalent basis, the average price increased to $32.76 per boe, a 4 per cent increase over the prior year. As a result of the increased production volumes and higher gas prices, crown royalties for the year increased to $112 million or $7.13 per boe from $64 million ($6.41 per boe) during 2000.

Operating costs increased to $5.47 per boe during 2001 as compared to $4.92 per boe for 2000. The majority of the increase can be attributed to increased costs for electrical power. The Trust's operating netback for the year was relatively unchanged at $20.15 per boe as compared to $20.26 per boe in 2000, as the increases in royalties and operating costs offset the increases in commodity prices. General and administrative costs increased to $0.75 per boe and management fees decreased to $0.56 per boe. This compares to general and administration costs of $0.69 per boe and management fees of $0.62 per boe for full year 2001. The net result is that overall costs have increased to $6.78 per boe from $6.23 per boe.

The Trust's net income for the year increased to $141 million, a 27 per cent increase over the $111 million recorded during 2000.

Capital Expenditures

Total capital expenditures during 2001 amounted to $625 million (based on cash and share consideration paid) compared to $208 million in 2000. Capital expenditures during 2001 included $523 spent on acquisitions net of dispositions, $98.2 million spent on exploitation and development activities and $3.8 million spent on other costs. The $523 million purchase of Startech Energy Inc. accounted for over 80 per cent of the capital spent during 2001. These capital expenditures resulted in established reserve additions of 64 million barrels of oil equivalent at a cost of $9.75 per boe.

Cash Distributions

The Trust's distributions totaled $2.31 in 2001 including the December cash distribution of $0.15 per unit paid on January 15, 2002. This record distribution level for the Trust was a result of continued strong production performance from the Trust's high quality oil and natural gas properties and the high level of commodity prices.

Monthly cash distributions for the first quarter of 2002 have been set at $0.13 per unit subject to review should commodity prices weaken. Revisions, if any, to the monthly distribution will be announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. Any differences between cash available for distribution and actual cash distributions in any quarter will be adjusted for in the ensuing quarter's monthly distribution.

2002 Outlook

The past five years have been an exciting time for the Trust. The Startech acquisition, completed in January 2001, was the largest acquisition in our history and made a significant change in the size and scope of our operations. Since inception in July of 1996, production has grown from 9,500 boe per day to over 43,000 boe and the Trust has grown from a company of less than 20 employees to one of 225 employees. Since inception the Trust has distributed over $500 million dollars ($9.08 per unit) to unitholders and the unit price has grown from $10 at the initial public offering to $12.10 at year-end 2001. Market capitalization has grown from $180 million in July of 1996 to over $1.3 billion today, positioning the Trust as one of the top 100 publicly listed companies in Canada.

Commodity prices were extremely volatile during 2001 with gas prices ranging from a high of $12.53 per mcf in January to a low of $2.60 per mcf in October. The Trust actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. For 2002, approximately 55 per cent of production volumes have been hedged at prices that provide stability to revenues and distributions. Based upon current and anticipated commodity prices and the Trust's 2002 hedged positions, the Trust expects monthly distributions to remain in the $0.13 per unit range for the balance of 2002.

2001 YEAR-END RESERVES

The Trust also announces the results of its year-end reserve evaluation effective December 31, 2001. At year-end 2001, the Trust's proved reserves stood at 148 million barrels of oil equivalent, a 36 per cent increase over the prior year, while established reserves increased 37 per cent to 178 million barrels of oil equivalent. The Trust's drilling, development, acquisition and divestment activities replaced 407% of its 2001 production at a net effective cost of $9.75 per established boe. This brings the Trust's three year average finding, developing and acquisition (FD&A) cost to $6.94 per established boe and the cost since inception to $6.32 per boe.

This results in an average recycle ratio of 3.2 for 2001. Recycle ratio is determined by dividing the average netback by the FD&A cost since inception and is a measurement of the Trust's ability to add value.

The increase in the Trust's FD&A cost in 2001 relative to prior periods is primarily a result of the increased costs of acquisitions relative to prior years coupled with a capital expenditure program focused on converting proved non-producing and probable reserves into proved producing reserves. During 2001, the Trust increased it's proved producing reserves to 84 per cent of it's total proved reserves from 81 per cent at year-end 2000.

The effectiveness of the Trust's capital program is best illustrated by examining the results from some of the major operated capital programs. The four largest operated programs accounted for approximately 60 per cent of total operated capital expenditures and approximately 35 per cent of total development capital.

Area	Wells Drilled	Successful Wells	Capital ($MM)	Development Costs ($/boe)
Ante Creek	15 wells	15	$13	$3.68
SE Saskatchewan	16 wells	16	$9	$6.57
Jenner	55 wells	55	$10	$8.92
Lindale	5 wells	5	$2	$4.90

The development costs listed for the above projects represent the cost per boe to access the reserves which will be drained by the wells drilled. A material component of these reserves had been booked in prior years such that the capital spent in 2001 resulted in a reclassification of reserves and did not contribute to reserve additions, thereby increasing overall FD&A costs.

All of the Trust's properties were evaluated by the independent engineering firm Gilbert Laustsen Jung Associates Ltd.

Reserves Continuity

	Proved		Proved Plus Risked Probable*		Proved Plus Probable	
	Liquids	Gas	Liquids	Gas	Liquids	Gas
Opening Balance at Dec 31/00	67.8	243.7	82.4	286.4	97.0	329.1
Additions	3.1	12.7	3.4	15.7	3.8	18.8
Purchases	31.3	106.7	39.1	120.4	46.9	134.0
Divestments	-1.7	-4.8	-2.2	-7.4	-2.6	-10.0
Revisions	0.9	14.3	0.2	12.5	-0.5	10.7
Production	-8.7	-42.0	-8.7	-42.0	-8.7	-42.0
Closing Balance at Dec 31/01	92.7	330.5	114.2	385.5	135.8	440.5

*Probable reserves risked at 50 per cent.

Finding, Development and Acquisition Costs

	2001	2000	1999	3 Year Avg.
Capital Expenditures				
Acquisitions	522.7	153.9	231.5	302.7
Development	102.2	54.0	24.2	60.1
Total	624.9	207.9	255.7	362.8
Established Reserves Added				
From Acquisitions	55.8	34.0	48.1	46.0
From Development	8.3	6.2	4.5	6.3
Total	64.1	40.2	52.6	52.3
Reserve Replacement Costs				
From Acquisitions	$9.37	$4.52	$4.81	$6.58
From Development	$12.30	$8.71	$5.41	$9.50
Total	$9.75	$5.17	$4.86	$6.94

CONSOLIDATED BALANCE SHEET

As at December 31,

(CDN$ thousands)		2001		2000
ASSETS				
Current assets				
Cash	$	**646**	$	3,331
Accounts receivable		**51,875**		43,260
Prepaid expenses		**6,030**		5,553
		58,551		52,144
Deferred foreign exchange translation loss (Note 6)		**2,053**		-
Reclamation fund (Note 4)		**10,147**		9,897
Property, plant and equipment (Notes 5 and 6)		**1,311,306**		600,813
Total assets	$	**1,382,057**	$	662,854
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	**35,595**	$	26,951
Cash distributions payable		**16,594**		18,131
Payable to the Manager (Note 11)		**557**		723
		52,746		45,805
Long-term debt (Note 6)		**294,489**		115,068
Deferred foreign exchange translation gain (Note 6)		**-**		1,106
Site reclamation and abandonment		**28,837**		18,620
Commodity and foreign currency contracts (Notes 3 and 7)		**13,107**		-
Future income taxes (Note 10)		**174,703**		-
Total liabilities		**563,882**		180,599
UNITHOLDERS' EQUITY				
Unitholders' capital (Note 8)		**1,029,538**		610,645
Exchangeable shares (Note 8)		**10,392**		-
Accumulated earnings		**283,575**		142,887
Accumulated cash distributions		**(505,330)**		(271,277)
Total unitholders' equity		**818,175**		482,255
Total liabilities and unitholders' equity	$	**1,382,057**	$	662,854

These financial statements should be read in conjunction with the accompanying notes which are an integral component. The consolidated financial statements along with accompanying notes may be accessed on www.sedar.com.

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS

For the years ended December 31,

(CDN$ thousands, except per unit amounts)	2001	2000
Revenue		
Oil, natural gas, natural gas liquids and sulphur sales	**$ 515,458**	$ 316,270
Royalties	**(112,209)**	(64,188)
	403,249	252,082
Expenses		
Operating	**86,108**	49,268
General and administrative (Note 11)	**11,812**	6,956
Management fee (Note 11)	**8,789**	6,193
Interest on long-term debt (Note 6)	**17,138**	10,088
Depletion, depreciation and amortization	**165,050**	68,494
Capital taxes	**1,794**	211
	290,691	141,210
Income before future income tax recovery	**112,558**	110,872
Future income tax recovery (Note 10)	**28,130**	-
Net income (Note 9)	**140,688**	110,872
Accumulated earnings, beginning of year	**142,887**	32,015
Accumulated earnings, end of year	**$ 283,575**	$ 142,887
Net income per unit **(Note 9)**		
Basic	**$ 1.38**	$ 1.74
Diluted	**$ 1.37**	$ 1.72

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31,

(CDN$ thousands)	2001	2000
Cash flow from operating activities		
Net income	$ 140,688	$ 110,872
Add items not involving cash:		
Future income tax recovery	(28,130)	-
Depletion, depreciation and amortization	165,050	68,494
Amortization of commodity and foreign currency contracts	(17,497)	-
Amortization of deferred foreign exchange (gain) loss	159	(17)
	260,270	179,349
Change in non-cash working capital	(6,399)	(13,440)
	253,871	165,909
Cash flow from financing activities		
Borrowing (repayments) of long-term debt, net	13,103	(78,673)
Issue of Senior Secured Notes (Note 6)	-	53,864
Issue of Trust units	93,053	183,858
Trust unit issue costs	(4,654)	(8,317)
Cash distributions paid	(235,590)	(116,188)
	(134,088)	34,544
Cash flow from investing activities		
Acquisition of Startech, net of cash received (Note 3)	(7,970)	-
Acquisition of properties	(32,686)	(171,537)
Proceeds on disposition of properties	19,775	22,441
Purchase of capital assets	(97,207)	(53,848)
Reclamation fund contributions and actual expenditures	(4,380)	(3,418)
	(122,468)	(206,362)
Decrease in cash	(2,685)	(5,909)
Cash, beginning of year	3,331	9,240
Cash, end of year	$ 646	$ 3,331

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

For the years ended December 31,

(CDN$ thousands)	2001	2000
Net income	**$ 140,688**	$ 110,872
Future income tax recovery	**(28,130)**	-
Depletion, depreciation and amortization	**165,050**	68,494
Amortization of commodity and foreign currency contracts	**(17,497)**	-
Amortization of deferred foreign exchange (gain) loss	**159**	(17)
Cash from operations (Note 9)	**260,270**	179,349
Cash from operations (99 percent)	**257,667**	177,556
Add (deduct):		
General and administrative reimbursement (residual one percent)	**2,603**	1,793
Capital expenditures	**(27,933)**	(23,331)
Proceeds from disposition of royalty interests	**19,775**	17,614
Discretionary debt repayment	**(19,775)**	(41,466)
Reclamation fund contributions	**(4,095)**	(3,418)
Current period accruals	**5,811**	210
Cash distributions	**234,053**	128,958
Accumulated cash distributions, beginning of year	**271,277**	142,319
Accumulated cash distributions, end of year	**$ 505,330**	$ 271,277
Cash distributions per unit (Note 9)	**$ 2.31**	$ 2.01

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.